SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2014

 Cresud Sociedad Anónima, Comercial, Inmobiliaria,
Financiera, y Agropecuaria
(Exact name of Registrant as specified in its charter)

Cresud Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

CRESUD SACIF y A
(THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the letter dated April 11, 2014, filed by the Company with the Bolsa de Comercio de Buenos Aires and the Comisión Nacional de Valores.

By letter dated April 11, 2014, the Company reported that its Board of Directors has decided to establish the terms and conditions for the acquisition of the common shares issued by the Company under the provisions of Section 64 of Law Nº 26,831 and the Rules of the Comision Nacional de Valores.

The Board of Directors has taken into account the following circumstances:

1.
The current international macroeconomic context which directly affects the price of the shares, including the common shares ("the Shares")  and American Depositary Shares equivalent to 10 Shares each ("ADS") issued by the Company .

2.	The material impact on the price of the Shares and ADS, including the decline of the stock market quotation of the company.

3.
The distortion of such prices when considering the financial strength of the Company, as evidenced by the quality of its assets and the productive business that the Company develops in Argentina and abroad.

Therefore, given the above stated reasons and in line with the commitments of the Board of Directors with the Company and its shareholders, and taking into account the favorable opinion of the Audit Committee and the Supervisory Committee, the Board of Directors has decided that the Company may start to repurchase its Shares and ADS under the provisions of Section 64 of Law 26,831 and the Rules of the Comision Nacional de Valores, in order to help to reduce the fluctuations in the price of shares and to strengthen its market performance, minimizing any possible temporary imbalances between supply and demand within the market, and has decided to establish the following terms and conditions for Shares and ADS repurchase:

(i)	Maximum amount of the investment: Up to ARS 200,000,000.

(ii)
Maximum number of shares to be acquired: Up to 5% of the capital stock of the Company, as established by the applicable argentine laws and regulation, in the form of common shares or American Depositary Shares.

(iii)
Daily limitation on market transactions: In accordance with the applicable regulation, the limitation will be up to 25% of the average volume of the daily transactions for the Shares and ADS in the markets during the previous 90 days.

(iv)
Payable Price: Between a minimum of ARS 1.00 per Share and up to ARS 13.50 per Share. Between a minimum of USD 1.00 per ADS and up to USD 14.00 per ADS. The maximum price could be increased by the Board of Directors, after proper communication to the market.

(v)
Term for the acquisition: Starting the next day of the publication of the information in the Bulletin of the Buenos Aires Stock Exchange until December 31st, 2014, subject to any renewal or extension to be duly informed to the public.

(vi)
Origin of the Funds: The acquisitions will be made with the discretionary reserve. The Company has the liquidity and is solvent enough to make the aquisitions according to the discretionary reserves that result from the financial results released on December 31st, 2013, that were re-allocated in accordance with the resolution adopted by the Shareholdeers' Meeting held on April 11, 2014 an the projected cash flow of the company as on June 30, 2014 and the projected cash flow on the indebtedness as of December 31, 2014

(vii)	Outstanding Shares: 501,562,730 common shares.

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria

By:	/S/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets
April 14, 2014